SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             OBJECT SOFT CORPORATION
              -----------------------------------------------------
                                (Name of Issuer)


                                     Common
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    674427109
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674427109                         13G               Page 1 of 4 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

      Continental Capital & Equity Corp.
         Tax Identification No.: 59-3299963

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


          U.S. - Incorporated in Florida

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            373,500 (not including options for 100,000 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             373,500 (not including options for 100,000 shares)
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               373,500 (not including options for 100,000 shares)

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               7.6% (if options to purchase  common shares from  Registrant were exercised, percent of class would equal 9.4%)

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          Corporation

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G                   Page 2 of 4 Pages


Item 1.     (a)   Name of Issuer:

                             Object Soft Corporation
                  --------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                             Continental Plaza III, 433 Hackensack Avenue, Hackensack, NJ 07601
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                             Continental Capital & Equity Corporation
                  --------------------------------------------------------------

            (b)   Address of Principal Business Office, or if None, Residence:

                      195 Wekiva Springs Road, Suite 200, Longwood, FL  32779
                  --------------------------------------------------------------

            (c)   Citizenship:
                                            U.S. - Florida
                  --------------------------------------------------------------

            (d)   Title of Class of Securities:

                                            Common
                  --------------------------------------------------------------

            (e) CUSIP Number:
                                            674427109
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker or Dealer  registered under Section  15 of  the  Act,

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

            (c) [ ] Insurance  Company as defined in Section 3(a)(19) of the
                    Act,

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] Investment  Adviser  registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)
                    (ii)(F); see Item 7,

            (g) [ ] Parent Holding  Company,  in accordance with Section
                    240.13d-1(b)(1)(ii)(G); see Item 7,

            (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

                                      13-G                   Page 3 of 4 Pages

Item 4.     Ownership.

            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned:  373,500 (not including options for
                                            100,000 shares)
                                            -----------------------------------,
            (b) Percent of class:  7.6% (If option to purchase  from  Registrant were exercised, percent of class would equal
                                   9.4%)
                                   --------------------------------------------,
            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote 373,500
                                                               ----------------,

                 (ii) Shared power to vote or to direct the vote 0
                                                                 --------------,

                (iii) Sole power to dispose or to direct the disposition of

                      373,500
                      ---------------------------------------------------------,

                 (iv) Shared power to dispose or to direct the disposition of

                      0
                      ----------------------------------------------------, and

             (d) Shares which there is a right to acquire: 100,000 common shares
                                                           --------------------.

Item 5.     Ownership of Five Percent or Less of a Class.

                      Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                      Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                      Not Applicable

Item 9.     Notice of Dissolution of Group.

                      Not Applicable

Item 10.    Certification.

            By signing below -I/we- certify that, to the best of my/our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      13-G                   Page 4 of 4 Pages


                                   Signature.

            After reasonable inquiry and to the best of my knowledge and belief, -I/we- certify that the information set forth in this statement is true, complete and correct.


Date:  December 23, 1998

Continental Capital & Equity Corporation

/s/ John R. Mannion
----------------------------------
John R. Mannion       (Signature)*


John R. Mannion, President
                      (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).